Mail Stop 4561

May 3, 2007

John P. Yeros, Chairman
MPC Corporation
906 E. Karcher Road
Nampa, ID 83687

Re: MPC Corporation, f/n/a HyperSpace Communications, Inc.
        Form S-3/A
        Filed on April 9, 2007
        Form 10-KSB for the Fiscal Year Ended December 31, 2006
        File No. 333-138529

Dear Mr. Yeros:

        We have reviewed your response letter dated April 6, 2007 and the above-captioned
filings and have the following comments. Where indicated, we think you should revise your
documents in response to these comments. If you disagree, we will consider your explanation as
to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this information, we
may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filings. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-3

1.   We are still reviewing your responses to prior comments 1 and 2 of our letter dated
        February 8, 2007.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Results of Operations, page 29

2.   We note your response to prior comment number 8 and your use of the EBITDA non-GAAP measure in your Form 10-KSB/A for the fiscal year ended December 31, 2006. Your disclosure indicates that your non-GAAP measures are useful because they "eliminate items that have less bearing on [y]our operating performance and so highlight trends in [y]our core business." Please clarify the relationship between the recurring expenses eliminated in your non-GAAP measure and all of your other expenses and how you have determined that the recurring expenses eliminated have less bearing on your performance than these other expenses. Explain further why you believe that these recurring expenses are not part of your core business. In this respect, please explain whether you use the intangible assets acquired in the acquisition of MPC to generate revenues or cash flows. If so, explain why you believe that eliminating the expense associated with those revenues or cash flows is useful. Please note that in accordance with Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, determining "whether a non-GAAP measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances." Therefore, you must either demonstrate the usefulness of your non-GAAP measure or eliminate such measure from your disclosure based on this guidance. Please advise.

Note 3 – Summary of Significant Accounting Policies and Use of Estimates

Prepaid Maintenance and Warranty Costs, page 54

3.   Your response to prior comment number 19 refers to SAB Topic 13, Section A.f, Question 5 to support your accounting policy for deferred costs. Specifically, you state that this guidance "provides that incremental direct acquisition costs should be deferred." However, the guidance you have referred to in your response only provides recognition guidance for costs that have been deferred; that is, it does not provide capitalization guidance for direct acquisition costs. Please refer to SAB Topic 13, Section A.f, Question 3 for capitalization guidance for direct acquisition costs. This guidance states that the staff believes that direct acquisition costs "may either be expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91." Therefore, please clarify whether you are applying the provisions of Technical Bulletin 90-1 or SFAS 91 to account for these costs. Please clarify how your accounting policy fully complies with the guidance that you are applying.

Revenue Recognition, 55

4.   Your response to prior comment number 13 indicates that you defer revenue in arrangements where you have not established VSOE of fair value of a delivered software element pursuant to paragraph 58 of SOP 97-2. However, your response to prior comment number 12 states that you have established VSOE of fair value of all of the undelivered PCS elements in your arrangements. If this is correct, you would be permitted to allocate fair value to the delivered and undelivered elements in your arrangements by utilizing the residual method pursuant to paragraph 6.b of SOP 98-9. Therefore, please clarify why you do not apply paragraph 6.b of SOP 98-9 when you have not established VSOE of fair value of the delivered elements in an arrangement, but have established VSOE of fair value of all of the undelivered elements. Please clarify the impact of applying the residual method to your financial statements for the fiscal years ended December 31, 2006 and 2005. As part of your response, tell us how much revenue you have deferred as of December 31, 2006 and 2005 based on the application of paragraph 58 of SOP 97-2.

5.   We note your response to prior comment number 14 with respect to your sales arrangements where the product is not on hand and is ordered from the vendor and drop shipped to the customer. Please provide your complete analysis of EITF 99-19 supporting your conclusion that revenue from these arrangements should be presented on a gross basis. In addition, please address the following specific comments with respect to your response:

6.   Your response states that you are the primary obligator in these arrangements. Your response further states that you purchase the products FOB Origin and title transfers to the customer upon delivery. Therefore, it appears you only have title to these products during shipping. Please clarify how you evaluate paragraph 7 of EITF 00-19 states, "[r]esponsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment" when determining that you are the primary obligator in these arrangements.

7.   Your response states that you have general inventory risk in these arrangements. However, it appears that you only have inventory risk during shipping, which is not considered general inventory risk pursuant to paragraph 8 of EITF 99-19. In this respect, paragraph 8 of EITF 99-19 states, "[g]eneral inventory risk exists if a company takes title to a product *before* that product is ordered by a customer (that is, maintains the product in inventory)..." In addition, your response indicates that you have back-end inventory risk as you accept returns from your customers. Clarify whether you have the right to return products to the suppliers. If your arrangements with your suppliers to provide for return rights, this would significantly reduce or essentially eliminate your back-end inventory risk. Please advise.

8.   Your response to prior comment number 15 states, "[y]our extended warranty/maintenance agreements are between the customer and the third party provider." Since the customer and third party provider execute a separate agreement to fulfill extended warranty and maintenance services, please clarify why you believe that you are the primary obligator for these services. Please clarify the exact responsibility you have in providing the warranty or maintenance service to the customer. Explain whether you would be obligated to compensate the third party service provider for services performed in the event the customer was unwilling or unable to pay for the service. In addition, further specify how the warranty and maintenance agreements are covered by the prime contract between you and the customer. Clarify whether you have any recourse against the service provider if they are unable to perform the warranty or maintenance services.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1933 and 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christopher White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. For any other assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Patrick Simpson, Esquire
        Sonny Allison, Esquire
        Perkins Coie LLP
        1899 Wynkoop Street, Suite 700
        Denver, Colorado 80202